Exhibit 21

Subsidiaries of
Millennium Bankshares Corporation

•	Millennium Bank, National Association (Virginia)

	•	Millennium Capital, Inc. (100% owned) (Virginia) (inactive)

	•	Millennium Bank Mortgage, L.L.C. (51% owned) (Virginia) (inactive)

	•	Millennium Hyland Mortgage, L.L.C. (51% owned) (Virginia) (inactive)

	•	Millennium Sunbelt Mortgage, L.L.C. (51% owned) (Nevada) (inactive)

•	Millennium Financial, Inc. (Virginia) (dissolved March 31, 2008)

•	Millennium Capital Trust I